Exhibit 23.1
Consent of Independent Auditors

PDI, Inc.
Parsippany, New Jersey
We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-174348) and Forms S-8 (No. 333-61231, 333-60512, 333-123312, 333-177969, 333-201070) of PDI, Inc. of our report dated September 15, 2014, relating to the financial statements of RedPath Integrated Pathology, Inc., which appear in this Form 8K.
Our report refers to our audit of the adjustments that were applied to the financial statements as of and for the year ended December 31, 2012 to reflect certain modifications to correct the errors described in Note 2 to the financial statements. However, we were not engaged to audit, review, or apply any procedures to the 2012 financial statements other than with respect to such adjustments.

/s/ BDO USA, LLP
Pittsburgh, Pennsylvania
January 16, 2015